Exhibit 99.1

TDH HOLDINGS, INC.

c/o Qingdao Tiandihui Foodstuffs Co. Ltd., Room 1809, Financial Square

197 Shuangzhu Road, Huangdao District

Qingdao, Shandong Province, People’s Republic of China

NOTICE OF ANNUAL MEETING OF SHAREHOLDERS

To be held on September 16, 2019

To the Shareholders of TDH Holdings, Inc.

Notice is hereby given that the Annual Meeting of the Shareholders of TDH Holdings, Inc. (the “Company”) will be held on September 16, 2019 at 9AM local China time (or 9PM Eastern Standard Time), at Room 3303, 9 East 3rd Ring Middle Road, Chaoyang District, Beijing, People’s Republic of China. The meeting is called for the following purposes:

1.	To elect Class B directors, each to serve until the next Annual Meeting of Shareholders or until each successor is duly appointed.

2.	To ratify the appointment of Malone Bailey LLP as the Company’s independent registered public accounting firm for the year ending December 31, 2019.

3.	To approve the issuance of more than 20% of the Company’s issued and outstanding common stock in connection with the August 2019 private placement of the Company’s securities (the “August 2019 Private Placement”) in accordance with Nasdaq Marketplace Rule 5635(d).

4.	To approve the Company’s officer and director participation in the August 2019 Private Placement as referenced in Proposal 3 in accordance with Nasdaq Marketplace Rule 5635(c).

5.	To approve any change of control that could result from the potential issuance of the Company’s securities in the August 2019 Private Placement as referenced in Proposal 3 in accordance with Nasdaq Marketplace Rule 5635(b).

6.	To authorize the adjournment of the Annual Meeting, if necessary, to solicit additional proxies if there is no quorum at the time of the Annual Meeting or adjournment or postponement thereof to approve of the foregoing proposals.

7.	To transact any other business that is properly brought before the Annual Meeting or any adjournment or postponement thereof.

The close of business on August 12, 2019 has been fixed as the record date for the purpose of determining the shareholders entitled to notice of, and to vote at, the meeting. The register of members of the Company will not be closed. The date on which this Proxy Statement and the accompanying form of proxy card will first be mailed or given to the Company’s shareholders is on or about August 19, 2019. All shareholders are cordially invited to attend the meeting. Whether or not you expect to attend, you are respectfully requested by the Board of Directors to sign, date and return the enclosed proxy card promptly at the place designated for the Annual Meeting prior to the meeting. Shareholders who appoint proxies retain the right to revoke them at any time prior to the voting thereof. A return envelope is included with the proxy materials to be delivered to you (please note that no postage is required if the mailing is made in the United States). This Proxy Statement, a form of proxy card and our most recent Annual Report are available online at the following internet address: https://materials.proxyvote.com/G87084.

By Order of the Board of Directors,

/s/ Dandan Liu
Dandan Liu, CEO

Dated: August 16, 2019

TDH HOLDINGS, INC.

i

TDH HOLDINGS, INC.

c/o Qingdao Tiandihui Foodstuffs Co. Ltd., Room 1809, Financial Square

197 Shuangzhu Road, Huangdao District, Qingdao, Shandong Province, People’s Republic of China

PROXY STATEMENT

ANNUAL MEETING OF SHAREHOLDERS

This Proxy Statement is furnished in connection with the solicitation of proxies by the Board of Directors (the “Board”) of TDH Holdings, Inc. (the “Company,” “TDH” “we,” “us,” or “our”) for the Annual Meeting of Shareholders to be held at Room 3303, 9 East 3rd Ring Middle Road, Chaoyang District, Beijing, People’s Republic of China on September 16, 2019, at 9AM local China time (or 9PM Eastern Standard Time) and for any adjournment or adjournments thereof, for the purposes set forth in the accompanying Notice of Annual Meeting of Shareholders. The Company will bear the costs of this solicitation.

If the enclosed proxy is properly executed and returned, the shares represented thereby will be voted in accordance with the directions thereon and otherwise in accordance with the judgment of the persons designated as proxies. Any proxy card on which no instruction is specified will be voted in favor of the actions described in this Proxy Statement and for the election of the nominees set forth under the caption “Election of Directors.” Any shareholder appointing such a proxy has the power to revoke it at any time before it is voted. If you are a holder of record, written notice of such revocation should be forwarded to VStock Transfer, LLC, 18 Lafayette Place, Woodmere, New York 11598, facsimile: (646) 536-3179, Attn: Proxy Services. If you hold your shares in street name, you should contact your broker about revoking your proxy.

Your vote is important. Accordingly, you are urged to sign and return the accompanying proxy card whether or not you plan to attend the meeting. If you do attend the meeting and are a record holder, you may vote by ballot at the meeting and your proxy will be deemed to be revoked. If you hold your shares in street name and wish to vote your shares at the meeting, you should contact your broker about getting a proxy appointing you to vote your shares.

VOTING SECURITIES

Only holders of the Company’s common shares (the “Shares”) of record at the close of business on August 12, 2019 (the “Record Date”) are entitled to vote at the meeting. On the record date, the Company had 12,516,662 shares outstanding and entitled to vote at the Annual Meeting. For purposes of voting at the Annual Meeting, each share is entitled to one vote upon all matters to be acted upon at the meeting. No business may be transacted at any meeting of shareholders unless a quorum is present at the commencement of business. No less than one-third (1/3) of the votes of the shares entitled to vote at the Annual Meeting represented in person or by proxy will constitute a quorum. Such quorum may be represented by only a single shareholder or proxy.

Election of directors must be approved by the affirmative vote of a majority of in excess of 50% of the votes of the shares entitled to vote thereon which were present at the Annual Meeting and are voted.

The affirmative vote of a majority of in excess of 50% of the votes of the shares entitled to vote thereon which were present at the Annual Meeting and are voted is required for each of the following proposals to be voted upon at the Annual Meeting:

●	to ratify the appointment of independent certified public accountants,

●	to approve issuance of more than 20% of the Company’s issued and outstanding common shares in connection with the August 2019 private placement of the Company’s securities,

●	to approve the officer and director participation in the August 2019 Private Placement,

●	to approve any potential change of control that could result from the potential issuance of securities in the August 2019 Private Placement, and

●	to authorize the adjournment of the Annual Meeting, if necessary, to solicit additional proxies if there are not sufficient votes at the time of the Annual Meeting or adjournment or postponement thereof to approve of the foregoing proposals.

Only shares that are voted are taken into account in determining the proportion of votes cast for the election of directors. Any shares not voted (whether by abstention, broker non-vote or otherwise) will therefore only impact the election of directors to the extent that the failure to vote for any individual may result in another individual’s receiving a larger proportion of votes cast. Similarly, any shares not voted (whether by abstention, broker non-vote or otherwise) will only impact the percentage of votes cast for or against the other three matters. Except for determining the presence or absence of a quorum for the transaction of business, broker non-votes are not counted for any purpose in determining whether a matter has been approved.

Our Memorandum and Articles of Association do not contain any provisions that allow cumulative voting for elections of directors.

VOTING PROCEDURES

If you are a shareholder of record, you may vote in person at the annual meeting. We will give you a ballot sheet when you arrive. If you do not wish to vote in person or you will not be attending the annual meeting, you may vote by proxy. If you have received a printed copy of these proxy materials by mail, you may vote by proxy using the enclosed proxy card. To vote by proxy using the enclosed proxy card (only if you have received a printed copy of these proxy materials by mail), complete, sign and date your proxy card and return it promptly in the envelope provided. If you intend to vote by proxy, your vote must be received by 11:59 pm, local time, on September 15, 2019 to be counted. A return envelope is included with the proxy materials to be delivered to you (please note that no postage is required if the mailing is made in the United States).

If you are a “street name” holder, you are considered the beneficial owner of shares held in street name and your broker or nominee is considered, with respect to those shares, the stockholder of record. As the beneficial owner, you have the right to direct your broker on how to vote your shares. You are also invited to attend the Annual Meeting and vote your shares in person; however, in order to vote your shares in person, you must provide us with a legal proxy from your bank, broker or other stockholder of record. If you are not a shareholder of record, please follow the directions provided to you by your bank or broker. If you wish to vote in person at the meeting, please contact your bank or broker for the procedures necessary to allow you to vote your Shares in person.

If you are a registered stockholder of record, meaning that your shares are registered in your name, you have four voting options. You may vote:

●	over the Internet at the web address noted on the proxy card you received (if you have access to the Internet, we encourage you to vote in this manner);

●	by email, by emailing your signed proxy card to vote@vstocktransfer.com

●	by signing and dating your proxy card and mailing it in the prepaid, pre-addressed envelope enclosed therewith;

●	by fax, by faxing your signed proxy card to (646) 536-3179; or

●	by attending the Annual Meeting and voting in person. You are deemed present at the meeting if you participate by telephone or other electronic means and all shareholders participating in the meeting are able to hear each other.

If on the record date, your shares were held in street name through a bank, broker or other nominee, then you must vote in accordance with the voting instructions provided to you by your bank, broker or other nominee. If your shares are held in street name, you still may be eligible to submit a proxy electronically. Beneficial holders whose shares are held in street name and who plan to vote at the Annual Meeting must obtain a legal proxy, executed in their favor by or on behalf of their bank, broker or other nominee, to be able to vote at the Annual Meeting, and should contact such bank, broker or other nominee for instructions on how to obtain a legal proxy.

PROPOSAL 1

Election of Directors

The Board has nominated Class B Directors, Qiu Li and Caifen Zou, each to serve until the next annual meeting of shareholders or until his successor shall have been elected and qualified. Lei Wang, a Class B director currently in place, determined not to stand for re-election at the Annual Meeting. If elected at the Annual Meeting, Caifen Zou will replace Lei Wang on each of the Board’s standing committees.

It is intended that the proxy appointed by the accompanying proxy card will vote for the election, as directors, of the persons named below, unless the proxy card contains contrary instructions. The Company has no reason to believe that any of the nominees will not be a candidate or will be unable to serve as director. However, in the event that any of the nominees should become unable or unwilling to serve as a director, the persons named in the proxy have advised that they will vote for the election of such person or persons as shall be designated by the directors, unless the proxy card contains contrary instructions.

The following pages set forth the names, ages and director nominees, their respective principal occupations and brief employment history of the past five years, including the names of other publicly-held companies of which each serves or has served as a director during the past five years:

Qiu Li is an independent director of the company. Ms. Li has been Senior Consultant of Hangzhou Guohan Financial Holding Co., Ltd. since November 2015. Between March 2010 and October 2015, Ms. Li was director of audit of Hengfeng Bank Hangzhou Branch. Between November 1987 and March 2010, Ms. Li held several managerial positions at Hengfeng Bank headquarter. Ms. Li is a China Certified Public Accountants (CPA). Ms. Li holds a Bachelor’s degree in Management from Shandong Cadres Correspondence University. The Board of Directors determined that Ms. Li should serve as our director based on her experience in business and accounting matters.

Caifen Zou has served as Senior Advisor of Shandong Renhe Guarantee Company since August 2019. From December 1993 to July 2019, Ms. Zou has served in a number of senior executive roles within CITIC Bank Weihai Branch, including senior manager of Personal Credit Department, general manager of Retail Banking Department, and deputy section chief of Accounting Department, etc. Ms. Zou received her Associate’s degree in Administration Management from Shandong Normal University, and held Intermediate Accountant Qualification Certificate and Intermediate Economist Qualification Certificate in China. The Board of Directors determined that Ms. Zou should serve as our director based on her experience and expertise in accounting, management and internal controls.

None of the events listed in Item 401(f) of Regulation S-K has occurred during the past ten years that is material to the evaluation of the ability or integrity of any of our directors, director nominees or executive officers. To the best of our knowledge, there have been no events under any bankruptcy act, criminal proceedings, judgments, injunctions, orders or decrees material to the evaluation of the ability and integrity of any director, executive officer, promoter or control person of the Company during the past ten years and there have been no material proceedings to which any director or executive officer is a party adverse to the Company or any of its subsidiaries or has any material interest averse to the Company or any of its subsidiaries.

Election of directors must be approved by the affirmative vote of a majority of in excess of 50% of the votes of the Shares entitled to vote thereon which were present at the Annual Meeting and are voted. The Board of Directors Recommends Voting “For” the election of each of the above Nominees.

THE BOARD AND BOARD COMMITTEES

During the year ended December 31, 2018, the Board met, in person or via teleconference, four times. All of the directors attended 75% or more of the aggregate of meetings of the Board and meetings of any committee which such director is a member. Each director is expected to participate, either in person or via teleconference, in meetings of our Board and meetings of committees of our Board in which each director is a member, and to spend the time necessary to properly discharge such director’s respective duties and responsibilities. We do not have a written policy with regard to directors’ attendance at annual meetings of shareholders; however, all directors are encouraged to attend the annual meeting.

Composition of Board; Risk Oversight

Our Board of Directors presently consists of five directors. The Board membership is divided into three classes, Class A, B and C, respectively, as nearly equal in number as the total number of directors permits. Class B directors will face re-election at our second annual meeting of shareholders and every three years thereafter. Except as noted above, there are no family relationships between any of our executive officers and directors. Officers are elected by, and serve at the discretion of, the board of directors. Our Board holds meetings on at least a quarterly basis. As a smaller reporting company under the NASDAQ rules we are only required to maintain a board of directors comprised of at least 50% independent directors, and an audit committee of at least two members, comprised solely of independent directors who also meet the requirements of Rule 10A-3 under the Securities Exchange Act of 1934. Further, there are no share ownership qualifications for directors unless so fixed by us in a general meeting. There are no other arrangements or understandings pursuant to which our directors are selected or nominated. Our Board plays a significant role in our risk oversight and makes all relevant Company decisions. As such, it is important for us to have our Chief Executive Officer serve on the Board as he plays key roles in the risk oversight or the Company. As a smaller reporting company with a small Board, we believe it is appropriate to have the involvement and input of all of our directors in risk oversight matters.

Director Independence

Our Board has reviewed the independence of our directors, applying the NASDAQ independence standards. Based on this review, the board determined that each of Qiu Li, Caifen Zou, and Owens Meng are “independent” within the meaning of the NASDAQ rules. In making this determination, our board considered the relationships that each of these non-employee directors has with us and all other facts and circumstances our board deemed relevant in determining their independence. As required under applicable NASDAQ rules, we anticipate that our independent directors will meet on a regular basis as often as necessary to fulfill their responsibilities, including at least annually in executive session without the presence of non-independent directors and management.

Duties of Directors

Under British Virgin Islands law, our directors have a duty to act honestly, in good faith and with a view to our best interests. Our directors also have a duty to exercise the care, diligence and skills that a reasonably prudent person would exercise in comparable circumstances. In fulfilling their duty of care to us, our directors must ensure compliance with our memorandum and articles of association. We have the right to seek damages if a duty owed by our directors is breached. The functions and powers of our board of directors include, among others:

●	appointing officers and determining the term of office of the officers;

●	exercising the borrowing powers of the company and mortgaging the property of the company;

●	executing checks, promissory notes and other negotiable instruments on behalf of the company; and maintaining or registering a register of mortgages, charges or other encumbrances of the company.

A director may vote, attend a board meeting or sign a document on our behalf with respect to any contract or transaction in which he or she is interested. A director must promptly disclose the interest to all other directors after becoming aware of the fact that he or she is interested in a transaction we have entered into or are to enter into. A general notice or disclosure to the board or otherwise contained in the minutes of a meeting or a written resolution of the board or any committee of the board that a director is a shareholder, director, officer or trustee of any specified firm or company and is to be regarded as interested in any transaction with such firm or company will be sufficient disclosure, and, after such general notice, it will not be necessary to give special notice relating to any particular transaction.

The directors may receive such remuneration as our board of directors may determine from time to time. Each director is entitled to be repaid or prepaid for all traveling, hotel and incidental expenses reasonably incurred or expected to be incurred in attending meetings of our board of directors or committees of our board of directors or shareholder meetings or otherwise in connection with the discharge of his or her duties as a director. The compensation committee will assist the directors in reviewing and approving the compensation structure for the directors. Our board of directors may exercise all the powers of the company to borrow money and to mortgage or charge our undertakings and property or any part thereof, to issue debentures, debenture stock and other securities whenever money is borrowed or as security for any debt, liability or obligation of the company or of any third party.

Board Committees

Currently, three committees have been established under the board: the Audit Committee, the Compensation Committee and the Nominating Committee. The Audit Committee is responsible for overseeing the accounting and financial reporting processes of our company and audits of the financial statements of our company, including the appointment, compensation and oversight of the work of our independent auditors. The Compensation Committee of the board of directors reviews and makes recommendations to the board regarding our compensation policies for our officers and all forms of compensation, and also administers our incentive compensation plans and equity-based plans (but our board retains the authority to interpret those plans). The Nominating Committee of the board is responsible for the assessment of the performance of the board, considering and making recommendations to the board with respect to the nominations or elections of directors and other governance issues. The nominating committee considers diversity of opinion and experience when nominating directors.

Audit Committee

The Audit Committee will be responsible for, among other matters:

●	appointing, compensating, retaining, evaluating, terminating, and overseeing our independent registered public accounting firm;

●	discussing with our independent registered public accounting firm the independence of its members from its management;

●	reviewing with our independent registered public accounting firm the scope and results of their audit;

●	approving all audit and permissible non-audit services to be performed by our independent registered public accounting firm;

●	overseeing the financial reporting process and discussing with management and our independent registered public accounting firm the interim and annual financial statements that we file with the SEC;

●	reviewing and monitoring our accounting principles, accounting policies, financial and accounting controls, and compliance with legal and regulatory requirements;

●	coordinating the oversight by our board of directors of our code of business conduct and our disclosure controls and procedures

●	establishing procedures for the confidential and/or anonymous submission of concerns regarding accounting, internal controls or auditing matters; and

●	reviewing and approving related-party transactions.

Currently, our Audit Committee consists of Lei Wang, Qiu Li, and Owens Meng, with Lei Wang serving as chair of the Audit Committee. Our board has affirmatively determined that each of the members of the Audit Committee meets the definition of “independent director” for purposes of serving on an Audit Committee under Rule 10A-3 of the Exchange Act and NASDAQ rules. In addition, our Board has determined that Lei Wang qualifies as an “audit committee financial expert” as such term is currently defined in Item 407(d)(5) of Regulation S-K and meets the financial sophistication requirements of the NASDAQ rules.

Compensation Committee

The Compensation Committee will be responsible for, among other matters:

●	reviewing and approving, or recommending to the board of directors to approve the compensation of our CEO and other executive officers and directors;

●	reviewing key employee compensation goals, policies, plans and programs;

●	administering incentive and equity-based compensation;

●	reviewing and approving employment agreements and other similar arrangements between us and our executive officers; and

●	appointing and overseeing any compensation consultants or advisors.

Presently, our Compensation Committee consists of Lei Wang, Qiu Li, and Owens Meng, with Qiu Li serving as chair of the Compensation Committee. Our Board has affirmatively determined that each of the members of the Compensation Committee meets the definition of “independent director” for purposes of serving on Compensation Committee under NASDAQ rules.

Nominating Committee

The Nominating Committee will be responsible for, among other matters:

●	selecting or recommending for selection candidates for directorships;

●	evaluating the independence of directors and director nominees;

●	reviewing and making recommendations regarding the structure and composition of our board and the board committees;

●	developing and recommending to the board corporate governance principles and practices;

●	reviewing and monitoring the Company’s Code of Business Conduct and Ethics; and

●	overseeing the evaluation of the Company’s management.

Presently, our Nominating Committee consists of Lei Wang, Qiu Li, and Owens Meng, with Owens Meng serving as chair of the Nominating Committee. Our Board has affirmatively determined that each of the members of the Nominating Committee meets the definition of “independent director” for purposes of serving on a Nominating Committee under NASDAQ rules.

The Nominating committee will consider director candidates recommended by shareholders. Shareholders who wish to recommend to the Committee a candidate for election to the Board should send their letters to TDH Holdings, Inc., Attention: Secretary, c/o Qingdao Tiandihui Foodstuffs Co. Ltd., Room 1809, Financial Square, 197 Shuangzhu Road, Huangdao District, Qingdao, Shandong Province, People’s Republic of China. The corporate secretary will promptly forward all such letters to the members of the governance and nominating committee. The Company’s Charter documents do not set forth shareholder nomination procedures.

Executive Compensation

The following table shows the annual compensation paid by us for the years ended December 31, 2018 and 2017 to Cui Rongfeng and Cui Rongbing, our principal executive officers in the foregoing fiscal periods. No officer had a salary during either of the previous two years of more than $100,000.

Name and principal position	Year	Salary ($)	Bonus ($)	Total Paid ($)

Cui Rongfeng (1)	2018	32,057	-	20,310
	2017	21,311	-	14,729

Cui Rongbing (2)	2018	21,898	9,071	20,648
	2017	16,164	1,924	18,847

(1)	Effective as of August 2, 2019, the Board of Directors resolved to remove the Company’s Chief Executive Officer, Cui Rongfeng, and appointed Dandan Liu in his stead as the Company’s Chief Executive Officer. Previously, the Company’s PRC operating entity, Qingdao Tiandihui, determined not to renew Cui Rongfeng’s initial term of employment expiring on August 31, 2019 for another term. Dandan Liu has served as a Class A director of the Company since February 2019.
(2)	Chief Financial Officer. The Company’s PRC operating entity, Qingdao Tiandihui, determined not to renew Cui Rongbing’s initial term of employment expiring on August 31, 2019 for another term.

Retirement Benefits

As of December 31, 2018, we have contributed to the government-mandated employee welfare and retirement benefit plan and provided pension, retirement or similar benefits to its employees. The PRC regulations require us to pay the local labor administration bureau a monthly contribution at a stated contribution rate based on the monthly basic compensation of qualified employees. The local labor administration bureau, which manages various investment funds, will take care of employee retirement, medical and other fringe benefits. We have no further commitments beyond our monthly contribution.

Employment Agreements

Employment agreement with Cui Rongfeng, CEO

On September 1, 2016, Qingdao Tiandihui entered into an employment agreement with Cui Rongfeng to serve in the role of Chief Executive Officer for the initial period of 3 years (commencing as of September 1, 2016 and terminating on August 31, 2019), which term may be extended for another 2 years. Effective as of August 2, 2019, the Board of Directors resolved to remove the Company’s Chief Executive Officer, Cui Rongfeng, and appointed Dandan Liu in his stead as the Company’s Chief Executive Officer. Previously, the Company’s PRC operating entity, Qingdao Tiandihui, determined not to renew Cui Rongfeng’s initial term of employment expiring on August 31, 2019 for another term.

Employment agreement with Cui Rongbing, CFO

On September 1, 2016, Qingdao Tiandihui entered into an employment agreement with Cui Rongbing to serve in the role of Chief Financial Officer and Corporate Secretary for the initial period of 3 years, (commencing as of September 1, 2016 and terminating on August 31, 2019), which term may be extended for another 2 years. The Company’s PRC operating entity, Qingdao Tiandihui, determined not to renew Cui Rongbing’s initial term of employment expiring on August 31, 2019 for another term.

Director Compensation

Employee directors do not receive any compensation for their services. Non-employee directors are entitled to receive compensation for their actual travel expenses for each Board meeting attended. We paid $10,000 to each independent director during the years ended 2018 and 2017.

BENEFICIAL OWNERSHIP OF THE COMPANY’S SECURITIES

The following table sets forth, as of August 14, 2019, certain information regarding beneficial ownership of our shares by each person who is known by us to beneficially own more than 5% of our shares. The table also identifies the share ownership of each of our directors, each of our named executive officers, and all directors and officers as a group. Except as otherwise indicated, the shareholders listed in the table have sole voting and investment powers with respect to the shares indicated. Our major shareholders do not have different voting rights than any other holder of our shares. Shares which an individual or group has a right to acquire within 60 days pursuant to the exercise or conversion of options, warrants or other similar convertible or derivative securities are deemed to be outstanding for the purpose of computing the percentage ownership of such individual or group, but are not deemed to be outstanding for the purpose of computing the percentage ownership of any other person shown in the table. Beneficial ownership is determined in accordance with the rules of the Securities and Exchange Commission and generally includes voting and investment power. Except as otherwise indicated below, each beneficial owner holds voting and investment power directly. The percentage of ownership is based on 12,516,662 shares issued and outstanding as of the record date. Unless otherwise indicated, the address of each beneficial owner listed in the table below is c/o Qingdao Tiandihui Foodstuffs Co. Ltd., Building 10, 1388 Taifa Road, Huangdao District, Qingdao, Shandong Province, PRC.

Name of Beneficial Owner	Shares Owned	Percentage

Cui Rongfeng	2,287,324	18.27%
Cui Rongbing	-	-
Lei Wang (1)	-	-
Qiu Li (1)	-	-
Owens Meng (1)	-	-
Dandan Liu (4)	2,060,588	16.46%

Directors & executive officers as a group (6 persons)	4,347,912	34.73%

Wang Yanjuan (2)	1,215,000	9.7%
Zuhua Zou (3)	2,284,462	18.25%

(1)	Independent director.

(2)	Cui Rongfeng’s spouse. Mailing address for this shareholder is Room 402, Unit 2, Building 7, No. 90 Zhuhai Middle Road, Jiaonan City, Shandong Province, China.

(3)	Mailing address for this shareholder is No. 6, 619 Jianguo West Road, Xuhui District, Shanghai 200031, China.

(4)	Effective as of August 2, 2019, the Board of Directors appointed Dandan Liu as the Company’s Chief Executive Officer.

CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

The following is a description of transactions since January 1, 2016, in which the amount involved in the transaction exceeded or will exceed the lesser of $120,000 or one percent of the average of our total assets as at the year-end for the last two completed fiscal years, and to which any of our directors, executive officers or beneficial holders of more than 5% of our capital stock, or any immediate family member of, or person sharing the household with, any of these individuals, had or will have a direct or indirect material interest.

The related parties had transactions for the years ended December 31, 2018, 2017 and 2016 consist of the following:

Name of Related Party	Nature of Relationship
Rongfeng Cui	Shareholder

Rongbing Cui	Chief Financial Officer (“CFO”), Rongfeng Cui’s brother

Rongjie Cui	Rongfeng Cui’s brother

Yanjuan Wang	Shareholder, Rongfeng Cui’s wife

Runrang Cui	Father of Rongfeng Cui, and owner of Huangdao Dinggezhuang Kangkang Family Farm

Xiaomei Wang	Rongbing Cui’s wife

A group of individuals	A group of shareholders hold more than 10% of the voting interest of the Company

Wenbin Pang	Financial Director of the Company

Yan Fu	Former Sales Vice President

Jichang Zhang	General manager

Fucheng Sun	Chief R&D Officer

Phillip Zou	Noncontrolling shareholder of TDH Petfood LLC

Qingdao Kangkang Pet Supplies Co., Ltd. (“Kangkang”)	Controlled by Rongfeng Cui, through owning 85% of its equity interest

Tide (Shanghai) Industrial Co. Ltd. (“Tide”)	Owned by Rongfeng Cui and Yanjuan Wang

Qingdao Like Pet Supplies Co., Ltd. (“Like”)	Rongfeng Cui served as CEO, and Shuhua Cui, the sister of Rongfeng Cui, served as the legal person. On May 26, 2016, both Rongfeng Cui and Shuhua Cui resigned from their positions, but still have significant influence on Like.

Qingdao Like Electronic Commerce Co., Ltd. (“Like E-commerce”)	Rongfeng Cui was the former supervisor and shareholder, still has significant influence on Like.

Qingdao Saike Environmental Technology Co., Ltd. (“Saike”)	Owned by Rongfeng Cui and Yanjuan Wang

Huangdao Ding Ge Zhuang Kangkang Family Farm (“Kangkang Family Farm”)	Controlled by Rongfeng Cui’s father

TDH Group BVBA	A European company solely owned by Rongfeng Cui prior to November 30, 2018; a wholly-owned subsidiary of the Company since November 30, 2018

TDH JAPAN	A Japanese company solely owned by Rongfeng Cui prior to November 30, 2018; a wholly-owned subsidiary of the Company since November 30, 2018

Qingdao Yinhe Jiutian Information Technology Co., Ltd. (“Yinhe Jiutian”)	Solely owned by Rongbing Cui

Huangdao Hanyinhe Software Development Center Co., Ltd. (“Hanyinhe”)	Solely owned by Xiaomei Wang

Zhenyu Trading (Qingdao) Co., Ltd. (“Zhenyu”)	Noncontrolling shareholder of Yichong

Beijing Quanmin Chongai Information Technology Co., Ltd. (“Quanmin Chongai”)	Controlled by Anqi Zhou, a close relative of Rongfeng Cui

Due from related parties

Due from related parties consisted of the following:

	December 31,	December 31,
	2018	2017
Tide	$44	$46
TDH Group BVBA	-	329,237
Rongfeng Cui	43,510	32,678
Total	$43,554	$361,961

The balance of due from Tide represents operating expenses paid by the Company on behalf of Tide. The balances of due from TDH Group BVBA and Rongfeng Cui represent overseas trade receivables collected by the two parties on behalf of the Company.

Due to related parties

Due to related parties consisted of the following:

	December 31,	December 31,
	2018	2017
Saike	$16,470	$6,148
Phillip Zou	1,000	1,000
Yanjuan Wang	-	29,878
Rongfeng Cui	27,676	308,847
Total	$45,146	$345,873

The balance of due to related parties represents expenses paid by related parties on behalf of the Company as well as advances the Company obtained from related parties for working capital purposes. The amounts owed to the related parties are unsecured, non-interest bearing and payable on demand.

Short term loans from related parties

	December 31,	December 31,
	2018	2017
Rongfeng Cui	$84,831	$-
A group of individuals who hold more than 10% voting interest of the Company	876,913	-
Rongbing Cui	31,993	-
Wenbin Pang	29,085	-
Yan Fu	29,085	-
Rongjie Cui	4,363	-
Jichang Zhang	2,909	-
Fucheng Sun	2,181	-
Total	$1,061,360	$-

The Company borrowed unsecured short term loans from related parties in the amount of $1,176,690 and $0, during the years ended December 31, 2018 and 2017, respectively. Interest rate for the loans outstanding during the year ended December 31, 2018 ranged from 3% to 25% per annum. The Company made repayment in the amount of $60,490 and $0, during the years ended December 31, 2018 and 2017, respectively.

Modification of loans from related party

In January 2018, the Company entered into a loan agreement with an individual. In May 2018, the agreement was amended to, among other things, increase the principal amount from RMB3,000,000 (approximately $466,000) to RMB3,030,000 (approximately $471,000) and increase the interest rate from 3% to 15%. Interest rate will be 24% for the period past due. In March 2019, the agreement was further amended to, among other things, increase the principal amount to RMB3,484,500 (approximately $539,000) and extend the maturity date from January 2019 to May 2019.

In June 2018, the Company entered into a loan agreement with another individual. Interest rate was 15% during the loan period and 24% for the period past due. In March 2019, the agreement was amended to, among other things, increase the principal amount from RMB3,000,000 (approximately $462,000) to RMB3,405,000 (approximately $522,000) and extend the maturity date from December 2018 to May 2019.

The Company analyzed the amendments under ASC 470-50 and concluded that these amendments did not qualify for debt modification.

Long term loans from related party

	December 31,	December 31,
	2018	2017
Rongfeng Cui	$286,139	$-
Less: Rongfeng Cui - current portion	68,673	-
Non-current portion	$217,466	$-

Long term loans from related party represent loans assumed by the Company in connection with acquisition of TDH Group BVBA. In March 2018, TDH Group BVBA borrowed non-interest bearing, unsecured long term loans from Rongfeng Cui in the aggregate amount of €250,000 (approximately $288,000), of which €60,000 (approximately $69,000), €60,000 (approximately $69,000), €60,000 (approximately $69,000), €60,000 (approximately $69,000), €10,000 (approximately $11,500) and $0 is due in the years ended December 31, 2019, 2020, 2021, 2022, 2023 and thereafter, respectively.

Sales to related parties, purchases from related parties and services provided by related parties

	For the Years Ended December 31,
	2018	2017	2016
SALES TO:
Like	$1,167,933	$506,495	$-
Liujiayi	25,832	-	-
TDH Group BVBA	325,766	-	-
Total Sales	$1,519,531	$506,495	$-
PURCHASES FROM:
Like	$-	$-	$490,388
Yinhe Jiutian	-	5,059	138,943
Kangkang Family Farm	-	30,191	13,818
Zhenyu	28,872	163,127	-
TDH Group BVBA	2,689	-	-
Total Purchases	$31,561	$198,377	$643,149
SERVICE PROVIDED BY:
Hanyinhe	$9,373	$-	$-
TDH Group BVBA	278,396	-	-
TDH JAPAN	134,181	-	-
Total Services Consumed	$421,950	$-	$-

For the years ended December 31, 2018, 2017 and 2016, the cost of revenue in connection with sales to related parties were $1,448,533, $399,177 and $0, respectively, which were included in cost of revenue-related parties in the accompanying consolidated statement of operations and comprehensive income (loss).

During the years ended December 31, 2018, 2017 and 2016, inventories purchased from related parties in the amount of $26,698, $44,502 and $6,616, respectively, were used and sold and included in cost of revenue in the accompanying consolidated statement of operations and comprehensive income (loss).

The Company purchased financial application software from Yinhe Jiutian in the amount of $0, $5,059 and $138,943 during the years ended December 31, 2018, 2017 and 2016, respectively.

Accounts receivables from related party

	December 31,	December 31,
	2018	2017
Like	$435,513	$-
Total	$435,513	$-

Advances from related party customer

	December 31,	December 31,
	2018	2017
Like	$-	$7,520
Total	$-	$7,520

Accounts payable to related parties

	December 31,	December 31,
	2018	2017
Yinhe Jiutian	$113,562	$120,020
Kangkang Family Farm	4,768	31,354
Zhenyu Trading	6,796	924
Total	$125,126	$152,298

Operating lease with related parties

The Company leases several office spaces from Rongfeng Cui, Rongbing Cui, Runrang Cui, and Saike under non-cancelable operating lease agreements with lease terms range from one to ten years. The rental expenses were $160,143, $82,927 and $56,652 for the years ended December 31, 2018, 2017 and 2016, respectively.

The Company recognizes rental expenses under such arrangements on the straight-line basis over the initial term of the lease. The difference between the straight-line expenses and cash paid for rent was recorded as accrued expense, which was included in the balance of due to related parties on the consolidated balance sheets.

REPORT OF THE AUDIT COMMITTEE

The Company’s management is responsible for preparing the Company’s financial statements, implementing and maintaining systems of internal control, and the independent auditors are responsible for auditing those financial statements and expressing its opinion as to whether the financial statements present fairly, in all material respects, the financial position, results of operations and cash flows of the Company in conformity with generally accepted accounting principles in the United States of America. The Audit Committee is responsible for overseeing the conduct of these activities by the Company’s management and the independent auditors. In fulfilling its responsibilities, the Board appointed Malone Bailey LLP, an independent registered public accounting firm, as the Company’s independent auditors for the 2018 fiscal year. During 2018, the Audit Committee reviewed and discussed with the independent auditors the overall scope and specific plans for their audit. In connection with the Company’s Annual Report on Form 20-F, the Audit Committee reviewed and discussed with the independent auditors and with management the Company’s audited consolidated financial statements and the adequacy of its internal control over financial reporting. The Audit Committee met with the independent auditors, without management present, to discuss the results of the independent auditors’ audit and the overall quality of the Company’s financial reporting. The meeting was also designed to facilitate any desired private communication between the Audit Committee and the independent auditors.

The Audit Committee discussed with the independent auditors the matters required to be discussed by the Statement on Auditing Standards No. 61 (AICPA, Professional Standards, Vol. 1. AU section 380), as adopted by the Public Company Accounting Oversight Board, or PCAOB, in Rule 3200T. The Audit Committee received the written disclosures and the letter from the independent auditors required by applicable requirements of the PCAOB regarding the independent accountants’ communications with the Audit Committee concerning independence, and has discussed with the independent auditors the independent auditors’ independence. Based on the review and discussions referred to above, the Audit Committee recommended to the Board of Directors that the audited consolidated financial statements be included in the Company’s Annual Report on Form 20-F for the fiscal year ended December 31, 2018, as filed with the Securities and Exchange Commission.

Submitted by the Audit Committee.

/s/ Lei Wang, Qiu Li, Owens Meng

PROPOSAL 2

Ratification of Independent Auditors

The following table represents the approximate aggregate fees for services rendered by Malone Bailey LLP for the periods indicated:

	December 31, 2018	December 31, 2017
Audit Fees	$294,300	$260,000
Audit Related Fees	-	-
Tax Fees	-	-
All Other Fees	-	-
Total Fees	$294,300	$260,000

Pre-Approval of Services

Our audit committee evaluated and approved in advance the scope and cost of the engagement of an auditor before the auditor rendered its audit and non-audit services.

Vote required for approval

The affirmative vote of a majority of in excess of 50% of the votes of the shares entitled to vote thereon which were present at the Annual Meeting and are voted is required to ratify the appointment of independent certified public accountants. The Board Recommends Voting “FOR” this Proposal.

PROPOSAL 3

To approve the issuance of more than 20% of the Company’s issued and outstanding common shares in connection with the August 2019 private placement of the Company’s securities (the “August 2019 Private Placement”)
in accordance with Nasdaq Marketplace Rule 5635(c).

General

On August 5, 2019, we entered into a subscription agreement (the “Agreement”) with several individual accredited investors, including with our Chief Executive Officer and a Board member (together, the “Investors”), pursuant to which such Investors have agreed to purchase from us up to an aggregate of $10 million worth of our common shares. We are submitting this Proposal 4 to you in order to obtain the requisite stockholder authorization in accordance with The Nasdaq Listing Rules to sell our common shares to the Investors in excess of 20% of our outstanding common shares (as of the date we entered into the Agreement), if we so choose, as more fully described below.

Under the terms and subject to the conditions of the Agreement, we have sold to the Investors up to $10 million worth of our common shares, at the per share price of $0.30, or a total of 33,333,333 of our common shares, which represents 266% of our outstanding common shares immediately prior to the execution of the Agreement. We currently intend to use the net proceeds from the sale of our securities in this private placement to pay off certain debt, complete the first phase of the Lingang production plant and for working capital and general corporate purposes. As a result of our listing on The Nasdaq Capital Market, issuances of our common shares are subject to the Nasdaq Marketplace Rules, including Rule 5635(d), which requires us to obtain stockholder approval prior to the issuance of securities in connection with a transaction, other than a public offering, involving the sale, issuance or potential issuance by us of common shares (or securities convertible into or exercisable for common shares) at a price less than the lower of: (i) the closing price (as reflected on Nasdaq.com) immediately preceding the signing of the binding agreement; or (ii) the average closing price of the common shares (as reflected on Nasdaq.com) for the five trading days immediately preceding the signing of the binding agreement (the “Nasdaq 20% Rule”). Under the Nasdaq 20% Rule, in no event may we issue or sell to the investors under the Agreement more than 19.99% (or 2,502,080 common shares) of our common shares outstanding immediately prior to the execution of the Agreement (the “Exchange Cap”), unless we obtain stockholder approval to issue common shares in excess of the Exchange Cap. As of the date of this proxy statement, we had issued no common shares to the Investors under the Agreement. In order to comply with the Nasdaq 20% Rule and to satisfy conditions under the Agreement, we are seeking stockholder approval to permit issuance of more than 20% of our common stock to the Investors pursuant to the Agreement.

Effect of Failure to Obtain Stockholder Approval

On May 20, 2019 the Company received a notification letter from Nasdaq Listing Qualifications advising the Company that it failed to maintain a minimum of $2,500,000 in stockholders’ equity for continued listing on the Nasdaq Stock Market as required under Listing Rule 5550(b)(1). The Company’s recently filed Form 20-F for the period ended December 31, 2018 reported stockholders’ equity of $(1,936,567). Since the Company does not meet the alternatives of market value of listed securities or net income from continuing operations, it no longer complies with the Nasdaq Listing Rules.

On July 9, 2019, the Company received a Staff Delisting Determination letter setting forth a determination to delist the Company’s common shares from The Nasdaq Capital Market as a result of the Company’s inability to regain compliance with the minimum bid price continued listing requirement under Listing Rule 5550(a)(2) within the time previously allotted by the Staff. On August 12, 2019 the Company received written notice from Nasdaq that the Company has regained compliance with the minimum bid price continued listing requirement. The Company regained compliance with this requirement as a result of its common shares’ closing bid price having been at or above the minimum requirement of $1.00 per share for a minimum of ten consecutive trading days.

The Company is scheduled to appear before the Nasdaq Hearings Panel on August 22, 2019 to address another continued listing deficiency pertaining to the Company’s inability to maintain compliance with a minimum of $2.5 million in stockholders’ equity for continued listing on the Nasdaq Stock Market as required under Listing Rule 5550(b)(1). There can be no assurance that, following the hearing, the Panel will grant the Company’s request for additional time to regain compliance with the Nasdaq continued listing requirements. If the Panel does not grant the Company’s request for additional time, the Company’s securities will be subject to delisting. If the Company is delisted from the Nasdaq Capital Market, its common shares may be traded over-the-counter on the OTC Bulletin Board or in the “pink sheets” if one or more market makers seeks and obtains approval by the Financial Industry Regulatory Authority to continue quoting in the Company’s common shares. Many over-the-counter stocks trade less frequently and in smaller volumes than securities traded on the Nasdaq markets, which would likely have a material adverse effect on the liquidity and value of the Company’s common shares.

If the stockholders do not approve Proposal 3, we will be unable to issue common shares to the Investors pursuant to the Agreement in excess of the Exchange Cap. In addition, the Company will be unable to regain compliance with the stockholders’ equity continued listing requirement and, thus, its securities will be subject to delisting.

Effect of Approval

Upon obtaining the stockholder approval requested in this Proposal 4, we would no longer be bound by the Nasdaq 20% Rule restriction on issuances of common shares to the Investors. If this Proposal 4 is approved by our stockholders, we would be able to issue more than the original Exchange Cap to the Investors under the Agreement. Assuming we received the stockholder approval we are requesting in this Proposal 4, a total of 33,333,333 common shares would be issuable to the Investors. In addition, the additional shares that we would issue will result in greater dilution to existing stockholders and may result in a decline in our stock price or greater price volatility. Each addition common share that would be issuable to the Investors would have the same rights and privileges as each share of our currently authorized common stock.

Vote required for approval

The approval of Proposal 3 requires the affirmative vote of a majority of in excess of 50% of the votes of the shares entitled to vote thereon which were present at the Annual Meeting and are voted. The Board recommends that stockholders vote FOR the approval of this Proposal.

Proposal 4

To approve the Company’s officer and director participation in the August 2019 Private Placement pursuant to Proposal 3 in accordance with Nasdaq Marketplace Rule 5635(c)

As a Nasdaq listing company, we are subject to, among others, Nasdaq Marketplace Rule 5635(c) (the “Rule 5635(c)”) requires us to obtain stockholder approval of the participation of officers and directors of the Company in connection with the 2019 Private Placement pursuant to Proposal 3. Specifically, this Rule requires shareholder approval for certain equity compensation arrangements involving the issuance of common stock by a company to its officers, directors, employees, or consultants and, pursuant to Rule 5635(c), such issuances of common stock at a price less than the market value of the common stock are considered a form of “equity compensation.” For this purpose, market value is the closing bid price immediately preceding the time the Company enters into a binding agreement to issue the securities. Therefore, we submit this Proposal to our stockholders for their approval of the participation of our CEO and a Board member as described in Proposals 3 and 5. Further, such participation would dilute, and thereby reduce, each existing stockholders’ proportionate ownership in our common shares. Our stockholders do not have preemptive rights to subscribe to additional shares that may be issued by the Company in order to maintain their proportionate ownership of the common shares. Such issuance could dilute the voting power of a person seeking control of the Company, thereby deterring or rendering more difficult a merger, tender offer, proxy contest or an extraordinary corporate transaction opposed by the Company.

Vote required for approval

The affirmative vote of a majority of in excess of 50% of the votes of the shares entitled to vote thereon which were present at the Annual Meeting and are voted is required to approve for this Proposal. The Board Recommends Voting “FOR” this Proposal.

Proposal 5

To approve any change of control that could result from the potential issuance of securities in the August 2019 Private Placement as referenced in Proposal 3 in accordance with Nasdaq Marketplace Rule 5635(b)

Nasdaq Marketplace Rule 5635(b) requires us to obtain stockholder approval prior to certain issuances with respect to common stock or securities convertible into common stock which will result in a change of control of the Company. This rule does not specifically define when a change in control of a Company may be deemed to occur. However, guidance suggests that a change of control would occur, subject to certain limited exceptions, if after a transaction a person or an entity will hold 20% or more of the Company’s then outstanding capital stock. For the purpose of calculating the holdings of such person or entity, The Nasdaq Capital Market would take into account, in addition to the securities received by such person or entity in the transaction, all of the shares owned by such person or entity unrelated to the transaction and would assume the conversion of any convertible securities held by such person or entity. We do not anticipate that the issuance of securities pursuant to Proposal 3, as applicable, if authorized by the stockholders, will result in a change in control. We are seeking the stockholders’ approval on any change in control in accordance with Nasdaq Marketplace Rule 5635(b) in the event that potential issuance of securities in the offerings discussed in Proposals 3 and 4, as applicable, would result in a change in control.

As noted in Proposal 3 above, on August 5, 2019, we entered into a subscription agreement with several individual accredited investors in connection with the August 2019 Private Placement. One of such investors is our CEO and a Board member, Dandan Liu. Immediately prior to the execution of such agreement, Ms. Liu held 2,060,588 shares (or 16.46%) of our stock. If and to the extent our stockholders approve Proposal 4 and we are therefore authorized issue up to 33,333,333 common shares to the investors in the 2019 Private Placement, Ms. Liu would be issued an additional 25,033,333 common shares, thus bringing her ownership in the Company to 27,093,921 shares or 59.09%.

Stockholders should note that a change of control as described under Nasdaq Marketplace Rule 5635(b) applies only with respect to the application of such Nasdaq rule. Neither BVI law nor our governing documents require us to obtain stockholder approval of such change in control.

Vote required for approval

The affirmative vote of a majority of in excess of 50% of the votes of the shares entitled to vote thereon which were present at the Annual Meeting and are voted is required to approve for this Proposal. The Board Recommends Voting “FOR” this Proposal.

PROPOSAL 6

Authorization to Adjourn the Annual Meeting

If the Annual Meeting is convened and a quorum is present, but there are not sufficient votes to approve Proposal 3, 4, or 5 one or more of our proxy holders may move to adjourn the Annual Meeting at that time in order to enable our Board to solicit additional proxies.

In this proposal, we are asking our stockholders to authorize one or more of our proxy holders to adjourn the Annual Meeting to another time and place, if necessary, to solicit additional proxies in the event that there are not sufficient votes to approve Proposal 3, 4, or 5. If our stockholders approve this proposal, one or more of our proxy holders can adjourn the Annual Meeting and any adjourned session of the Annual Meeting to allow for additional time to solicit additional proxies, including the solicitation of proxies from our stockholders that have previously voted. Among other things, approval of this proposal could mean that, even if we had received proxies representing a sufficient number of votes to defeat Proposal 3, 4, or 5, we could adjourn the Annual Meeting without a vote on such proposals and seek to convince our stockholders to change their votes in favor of such proposals.

If it is necessary to adjourn the Annual Meeting, no notice of the adjourned meeting is required to be given to our stockholders, other than an announcement at the Annual Meeting of the time and place to which the Annual Meeting is adjourned, so long as the meeting is adjourned for 30 days or less and no new record date is fixed for the adjourned meeting. At the adjourned meeting, we may transact any business which might have been transacted at the original meeting.

Vote Required for Approval

The approval of Proposal 6 requires the affirmative vote of a majority of in excess of 50% of the votes of the shares entitled to vote thereon which were present at the Annual Meeting and are voted. The Board recommends a vote FOR this Proposal.

OTHER MATTERS
GENERAL

Management does not know of any matters other than those stated in this Proxy Statement that are to be presented for action at the meeting. If any other matters should properly come before the meeting, it is intended that proxies in the accompanying form will be voted on any such other matters in accordance with the judgment of the persons voting such proxies. Discretionary authority to vote on such matters is conferred by such proxies upon the persons voting them.

The Company will bear the cost of preparing, printing, assembling and mailing the proxy card, Proxy Statement and other material which may be sent to shareholders in connection with this solicitation. It is contemplated that brokerage houses will forward the proxy materials to beneficial owners at our request. In addition to the solicitation of proxies by use of the mails, officers and regular employees of the Company may solicit proxies without additional compensation, by telephone or telegraph. We may reimburse brokers or other persons holding Shares in their names or the names of their nominees for the expenses of forwarding soliciting material to their principals and obtaining their proxies.

COMMUNICATIONS WITH THE BOARD OF DIRECTORS

Shareholders wishing to communicate with the Board or any individual director may write to the Board or the individual director to the Board, TDH Holdings, Inc., c/o Qingdao Tiandihui Foodstuffs Co. Ltd., Room 1809, Financial Square, 197 Shuangzhu Road, Huangdao District, Qingdao, Shandong Province, People’s Republic of China. Any such communication must state the number of Shares beneficially owned by the shareholder making the communication. All such communications will be forwarded to the full Board or to any individual director or directors to whom the communication is directed unless the communication is clearly of a marketing nature or is unduly hostile, threatening, illegal, or similarly inappropriate, in which case the Company has the authority to discard the communication or take appropriate legal action regarding the communication.

WHERE YOU CAN FIND MORE INFORMATION

The Company files annual and current reports and other documents with the SEC under the Exchange Act. The Company’s SEC filings made electronically through the SEC’s EDGAR system are available to the public at the SEC’s website at http://www.sec.gov. You may also read and copy any document we file with the SEC at the SEC’s public reference room located at 100 F Street, NE, Room 1580, Washington, DC 20549. Please call the SEC at (800) SEC-0330 for further information on the operation of the public reference room.

August 16, 2019	By Order of the Board of Directors

/s/ Dandan Liu
	Name:	Dandan Liu
	Title:	Chief Executive Officer

ANNUAL MEETING OF SHAREHOLDERS OF TDH HOLDINGS, INC.

September 16, 2019

NOTICE OF INTERNET AVAILABILITY OF PROXY MATERIAL:

The Notice of Meeting, Proxy Statement and Proxy Card are available at:

https://materials.proxyvote.com/G87084

Please sign, date and mail your proxy card in the envelope provided promptly.

TDH HOLDINGS, INC.
2019 ANNUAL MEETING OF SHAREHOLDERS

This Proxy is Solicited on Behalf of the Board of Directors

The undersigned acknowledges receipt of the Notice of Annual Meeting of Shareholders and the Proxy Statement and hereby appoints Dandan Liu with full power of substitution, proxies with power of substitution and hereby authorizes him to represent and to vote, as designated below, all of the shares of the Company held of record by the undersigned on August 12, 2019 at the Annual Meeting of Shareholders to be held on September 16, 2019 at 9AM local China time (or 9 PM Eastern Standard Time) at Room 3303, 9 East 3rd Ring Middle Road, Chaoyang District, Beijing, China, and at all postponements or adjournments thereof, with all powers the undersigned would possess if personally present. In their discretion, the proxies are authorized to vote upon such other business as may properly come before the Annual Meeting.

The Board of Directors recommends that you vote “FOR” each proposal.

1. To elect Class B directors, each to serve until the next Annual Meeting of Shareholders or until each successor is duly appointed.

☐	FOR ALL NOMINEES
☐	WITHHOLDING AUTHORITY

FOR ALL NOMINEES

☐	FOR ALL EXCEPT

(SEE INSTRUCTIONS BELOW)

☐ Qiu Li      ☐ Caifen Zou

INSTRUCTION: To withhold authority to vote for any individual nominee(s), mark “FOR ALL EXCEPT” and fill in the circle next to each nominee you which to withhold, as shown here:

2. To ratify the appointment of Malone Bailey LLP as the Company’s independent registered public accounting firm for the year ending December 31, 2019.

FOR ☐	AGAINST ☐	ABSTAIN ☐

3. To approve the issuance of more than 20% of the Company’s issued and outstanding common stock in connection with the August 2019 private placement of the Company’s securities (the “August 2019 Private Placement”) in accordance with Nasdaq Marketplace Rule 5635(d).

FOR ☐	AGAINST ☐	ABSTAIN ☐

4. To approve the Company’s officer and director participation in the August 2019 Private Placement as referenced in Proposal 3 in accordance with Nasdaq Marketplace Rule 5635(c).

FOR ☐	AGAINST ☐	ABSTAIN ☐

5. To approve any change of control that could result from the potential issuance of securities in the August 2019 Private Placement as referenced in Proposal 3 in accordance with Nasdaq Marketplace Rule 5635(b).

FOR ☐	AGAINST ☐	ABSTAIN ☐

6. To authorize the adjournment of the Annual Meeting, if necessary, to solicit additional proxies if there is no quorum at the time of the Annual Meeting or adjournment or postponement thereof to approve of the foregoing proposals.

FOR ☐	AGAINST ☐	ABSTAIN ☐

7. To transact any other business that is properly brought before the Annual Meeting or any adjournment or postponement thereof.

If any other business is presented at the meeting, this proxy will be voted by those named in this proxy in their best judgment. At the present time, the Board of Directors is not aware of any other business to be presented at the meeting.

The Shares represented by this proxy, when properly executed, will be voted as directed; however, abstentions will have no effect on the election of directors (Proposal 1). Abstentions will be treated as being present and entitled to vote on the other items presented at the annual meeting and, therefore, will have the effect of votes against such proposals. If you return an executed copy of this proxy card and do not check a box with respect to any of the proposals set forth above, the Shares represented by this proxy card will be voted “For” the directors and “For” the ratification of the Company’s auditors.

Signature of Shareholder:	Date:	, 2019
Signature of Shareholder:	Date:	, 2019

Note: Please sign exactly as your name or names appear on this Proxy. If Shares are held jointly, each holder should sign. When signing as executor, administrator, attorney, trustee or guardian, please give full title as such. If the signer is a corporation, please sign full corporate name by duly authorized officer, giving full title as such. If signer is a partnership, please sign in partnership name by authorized person.